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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                  SCHEDULE 13G


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 and 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 6)




                                VICOR CORPORATION
            --------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
            --------------------------------------------------------
                         (Title of Class of Securities)

                                   925815 10 2
            --------------------------------------------------------
                                 (CUSIP Number)



                                   ----------


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---------------------------                          ---------------------------
  CUSIP No.  925815 10 2              13G                  Page  2  of  6 Pages
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Patrizio Vinciarelli
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
--------------------------------------------------------------------------------
                         5.       SOLE VOTING POWER 20,984,151

  NUMBER OF              -------------------------------------------------------
   SHARES                6.       SHARED VOTING POWER 0
BENEFICIALLY
  OWNED BY               -------------------------------------------------------
    EACH                 7.       SOLE DISPOSITIVE POWER 20,984,151
 REPORTING
PERSON WITH              -------------------------------------------------------
                         8.       SHARED DISPOSITIVE POWER 0

--------------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        20,984,151
--------------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        49.0%
--------------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON*
        IN
--------------------------------------------------------------------------------


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---------------------------                          ---------------------------
  CUSIP No.  925815 10 2              13G                  Page  3  of  6 Pages
---------------------------                          ---------------------------


Item 1(a).        Name of Issuer:
                  ---------------

                  Vicor Corporation

Item 1(b).        Address of Issuer's Principal Executive Offices:
                  ------------------------------------------------

                  23 Frontage Road, Andover, MA  01810

Item 2(a).        Name of Person Filing:
                  ----------------------

                  Patrizio Vinciarelli

Item 2(b).        Address of Principal Business Office or, if None, Residence:
                  ------------------------------------------------------------

                  Vicor Corporation, 23 Frontage Road, Andover, MA  01810

Item 2(c).        Citizenship:
                  ------------

                  United States

Item 2(d)         Title of Class of Securities:
                  -----------------------------

                  Common Stock, par value $.01 per share

Item 2(e)         CUSIP Number:
                  -------------

                  925815 10 2

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  Not applicable




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---------------------------                          ---------------------------
  CUSIP No.  925815 10 2              13G                  Page  4  of  6 Pages
---------------------------                          ---------------------------

Item 4.  Ownership.
         ----------

     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1
(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.


     (a) Amount beneficially owned: 20,984,151

               (this amount includes 3,515 shares which the Reporting Person has the right to acquire upon the exercise of options to purchase Common Stock)

     (b) Percent of class:

               49.0%

     (c) Number of shares as to which such person has:

         (i)   Sole power to vote or to direct the vote:  20,984,151

               As of December 31, 1997, Mr. Vinciarelli was the beneficial owner of 9,960,503 shares of Vicor Corporation Common Stock. Additionally, he owned 11,023,648 shares of Vicor Corporation Class B Common Stock, which may be converted at any time into 11,023,648 shares of Common Stock.

         (ii)  Shared power to vote or to direct the vote: 0

         (iii) Sole power to dispose or to direct the disposition of: 20,984,151

         (iv)  Shared power to dispose or to direct the disposition of: 0

Item 5.  Ownership of Five Percent or Less of a Class.
         --------------------------------------------

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
         ---------------------------------------------------------------

         Not applicable.




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---------------------------                          ---------------------------
  CUSIP No.  925815 10 2              13G                  Page  5  of  6 Pages
---------------------------                          ---------------------------


Item 7.  Identification and Classification of the Subsidiary Which Acquired the
         ----------------------------------------------------------------------
         Security Being Reported on by the Parent Holding Company.
         ---------------------------------------------------------

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.
         ----------------------------------------------------------

         Not applicable.

Item 9.  Notice of Dissolution of Group.
         -------------------------------

         Not applicable.

Item 10. Certification.
         --------------

         Not applicable.



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---------------------------                          ---------------------------
  CUSIP No.  925815 10 2              13G                  Page  6  of  6 Pages
---------------------------                          ---------------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: January 21, 1998              /s/ Patrizio Vinciarelli
                                     -------------------------
                                     Name:  Patrizio Vinciarelli
                                     Title: Chairman of the Board, President and
                                            Chief Executive Officer